Exhibit 99.1

Sisecam Wyoming LLC

(A Majority-Owned Subsidiary of Sisecam Chemicals Wyoming LLC)

Financial Statements as of December 31, 2025 and 2024 and for the Years Ended December 31, 2025, 2024, and 2023, and Reports of Independent Registered Public Accounting Firms

SISECAM WYOMING LLC

(A Majority-Owned Subsidiary of Sisecam Chemicals Wyoming LLC)

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Members of Sisecam Wyoming LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sisecam Wyoming LLC (the “Company”) as of December 31, 2025 and 2024, and the related statements of operations and comprehensive income, of members' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company has $104.5 million of debt classified as current liabilities as of December 31, 2025, with certain borrowings maturing in October 2026 and December 2026. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Sales to Others

As described in Note 2 to the financial statements, the Company’s sales to others was $529 million for the year ended December 31, 2025. The Company’s revenues are recognized at a point-in-time when control of goods transfers to the customer. The time at which delivery and transfer of title, and therefore control, occurs ranges from the point in time when the product leaves the Company’s facilities to agreed upon delivery points. Agreed upon delivery points at which control of the product transfers includes points where product reaches the port of loading, a vessel, or other agreed location, thereby rendering the performance obligation fulfilled. Management recognizes revenue as the amount of consideration expected to be received in exchange for transferring promised goods to customers.

The principal consideration for our determination that performing procedures relating to revenue recognition for sales to others is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s revenue recognition for sales to others.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, (i) testing revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents such as customer contracts, purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts; and (ii) confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as customer contracts, purchase orders, invoices, proof of shipment or delivery, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

February 27, 2026

We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm

Board of Managers and Members of

Sisecam Wyoming LLC

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying statements of operations and comprehensive income, members’ equity, and cash flows of Sisecam Wyoming LLC (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We served as the Company's auditor from 2022 to 2024.

Charlotte, North Carolina

March 7, 2024

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Chemicals Wyoming LLC)

BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024
(In thousands of dollars)

	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 9,026	$ 19,282
Accounts receivable, net	102,993	121,035
Accounts receivable-affiliates	73,729	61,055
Inventory	44,168	43,221
Other current assets	3,062	3,344
Total current assets	232,978	247,937
PROPERTY, PLANT, AND EQUIPMENT, NET	248,610	246,054
OTHER NON-CURRENT ASSETS	34,917	31,417
TOTAL ASSETS	$ 516,505	$ 525,408

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$ 104,494	$ 9,259
Accounts payable	39,190	27,133
Due to affiliates	5,918	5,031
Accrued expenses	44,476	36,712
Total current liabilities	194,078	78,135
LONG-TERM DEBT	8,394	134,888
OTHER NON-CURRENT LIABILITIES	22,655	15,540
Total liabilities	225,127	228,563
COMMITMENTS AND CONTINGENCIES (See Note 12)
MEMBERS' EQUITY:
Members’ equity — Sisecam Chemicals Wyoming LLC	153,064	153,426
Members’ equity — NRP Trona LLC	147,065	147,413
Accumulated other comprehensive loss	(8,751)	(3,994)
Total members' equity	291,378	296,845
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 516,505	$ 525,408
See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Chemicals Wyoming LLC)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands of dollars)

	2025	2024	2023
SALES – OTHERS	$ 529,382	$ 578,106	$ 771,340
SALES – AFFILIATES	—	—	2,250
Total net sales	529,382	578,106	773,590
COST OF PRODUCTS SOLD	484,801	498,270	580,318
COST OF PRODUCTS SOLD - AFFILIATES	237	3,016	5,343
Total cost of products sold	485,038	501,286	585,661
GROSS PROFIT	44,344	76,820	187,929

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	19,649	20,387	20,753
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	1,828	2,558	2,600
OPERATING INCOME	22,867	53,875	164,576

OTHER INCOME (EXPENSE):
Interest income	494	629	1,382
Interest expense	(7,905)	(7,847)	(6,335)
Other expenses, net	(166)	(127)	(74)
Total other expenses, net	(7,577)	(7,345)	(5,027)
NET INCOME	15,290	46,530	159,549

Other comprehensive income/(loss) on derivative financial instruments	(4,757)	2,963	(44,570)
COMPREHENSIVE INCOME	$ 10,533	$ 49,493	$ 114,979

See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Chemicals Wyoming LLC)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands of dollars)

			Accumulated
	Sisecam Chemicals	NRP Trona	Other Comprehensive	Total Members'
	Wyoming LLC	LLC	(Loss) Income	Equity
Balance at January 1, 2023	$ 173,497	$ 166,694	$ 37,613	$ 377,804
Allocation of net income	81,370	78,179	—	159,549
Capital distribution to members	(84,805)	(81,479)	—	(166,284)
Other comprehensive income	—	—	(44,570)	(44,570)
Balance at December 31, 2023	$ 170,062	$ 163,394	$ (6,957)	$ 326,499
Allocation of net income	23,730	22,800	—	46,530
Capital distribution to members	(40,366)	(38,781)	—	(79,147)
Other comprehensive loss	—	—	2,963	2,963
Balance at December 31, 2024	$ 153,426	$ 147,413	$ (3,994)	$ 296,845
Allocation of net income	7,798	7,492	—	15,290
Capital distribution to members	(8,160)	(7,840)	—	(16,000)
Other comprehensive income	—	—	(4,757)	(4,757)
Balance at December 31, 2025	$ 153,064	$ 147,065	$ (8,751)	$ 291,378
See notes to financial statements.

SISECAM WYOMING LLC
(A Majority Owned Subsidiary of Sisecam Chemicals Wyoming LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(In thousands of dollars)
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 15,290	$ 46,530	$ 159,549
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	29,134	29,483	31,038
Loss on disposal of assets, net	108	141	885
Other non-cash items	1,281	477	316
(Increase) decrease in:
Accounts receivable - affiliates	(12,667)	(5,884)	(1,247)
Accounts receivable, net	18,042	29,490	20,318
Inventory	(947)	(8,237)	9,048
Other current and non-current assets	(4,514)	295	(94)
Increase (decrease) in:
Accounts payable	12,082	(6)	(9,006)
Accrued expenses and other liabilities	(3,140)	(11,318)	(9,135)
Due to affiliates	887	148	(1,179)
Net cash provided by operating activities	55,556	81,119	200,493
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(18,527)	(20,104)	(25,055)
Net cash used in investing activities	(18,527)	(20,104)	(25,055)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facility	54,000	157,000	197,000
Repayments on revolving credit facility	(76,000)	(117,000)	(212,000)
Repayments on other long-term debt	(9,285)	(9,062)	(8,843)
Cash distribution to members	(16,000)	(79,147)	(166,284)
Net cash used in financing activities	(47,285)	(48,209)	(190,127)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(10,256)	12,806	(14,689)
CASH AND CASH EQUIVALENTS:
Beginning of year	19,282	6,476	21,165
End of year	$ 9,026	$ 19,282	$ 6,476
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$ 7,227	$ 7,580	$ 6,115
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES:
Capital expenditure accrued but unpaid	$ 6,360	$ 2,498	$ 2,240
See notes to financial statements.

SISECAM WYOMING LLC

(A Majority Owned Subsidiary of Sisecam Chemicals Wyoming LLC)

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Dollars in thousands)

1.	Organizational Structure

A 51% membership interest in Sisecam Wyoming LLC (the "Company," "we," "us," or "our,") is owned by Sisecam Chemicals Wyoming LLC (“SCW LLC"). NRP Trona LLC, a wholly owned subsidiary of Natural Resource Partners L.P. ("NRP") owns a 49% membership interest in the Company. SCW LLC is 100% owned by Sisecam Chemicals Resources LLC ("Sisecam Chemicals,") which is owned by Sisecam USA Inc. (“Sisecam USA”). In December 2024, Sisecam USA Inc. purchased Ciner Enterprises Inc.’s (“Ciner Enterprise”) then 40% ownership of Sisecam Chemicals and became the sole owner. Sisecam USA is a direct wholly owned subsidiary of Türkiye Şişe ve Cam Fabrikalari A.Ş, a Turkish Corporation ("Şişecam Parent"), which is an approximately 51%-owned subsidiary of Turkiye Is Bankasi ("Isbank"). Şişecam Parent is a global company operating in soda ash, chromium chemicals, flat glass, auto glass, glassware glass packaging and glass fiber sectors. Şişecam Parent was founded over 89 years ago, is based in Turkey and is one of the largest industrial publicly listed companies on the Istanbul exchange. With production facilities in several continents and in several countries, Sisecam Parent is one of the largest glass and chemicals producers in the world.

Liquidity

Sisecam Wyoming’s ability to operate and meet its obligations as they become due depends on maintaining adequate liquidity and continuing to access capital through the Sisecam Wyoming Credit Facility (as defined in Note 8 – Debt) and other sources of financing.

Sisecam Parent has significant influence over the Company’s ability to obtain financing and has historically provided similar financial support to the Company’s intermediate parent Sisecam Chemicals Resources LLC as needed. As of December 31, 2025, the Company had $104.5 million of debt classified as current liabilities. The Company may be required to repay amounts prior to their stated maturities, including in circumstances where lenders exercise contractual rights following covenant non-compliance or other events of default. The Company’s current business estimates and forecasts indicate that it is at risk of non-compliance with its debt covenant requirements within one year after the date these financial statements are issued.

Management has a history of refinancing the borrowings as they mature and intends to continue to refinance such borrowings in the future. Subsequent to December 31, 2025, in February 2026, the Company’s board approved a proposed amendment to the Sisecam Wyoming Credit Facility Agreement, which is expected to be fully executed by all parties by March 31, 2026. The proposed amendment provides for (i) an extension of the maturity date to March 31, 2027, (ii) an $80 million repayment under the Credit Facility, which is expected to be funded on a pro-rata basis by the owners of Sisecam Wyoming through an additional equity contribution, and (iii) a reduction in borrowing capacity under the Credit Facility from $225 million to $70 million.

To further address potential liquidity shortfalls, the Sisecam Parent has provided a letter of support indicating its intent to provide financial support, as necessary, to enable the Company to meet its obligations as they become due through at least December 31, 2027.

Based on the Company’s history of refinancing, the expected execution of the proposed amendment to the Credit Facility, and the support letter obtained from the Sisecam Parent, the Company believes that it will have the financial resources to continue operations for at least one year after the date these financial statements are issued. While the Company expects these actions to be completed as planned, changes in circumstances or delays in execution could adversely affect the Company’s liquidity and operating results.

2.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company is in the business of mining trona ore to produce soda ash. All of the Company soda ash is currently sold to various domestic and international customers. Sisecam Chemicals is the exclusive sales agent for the Company. Sisecam Chemicals has leveraged the distributor network established by Sisecam Parent while independently reviewing current and potential distribution partners to optimize the Company’s reach into each market.

A summary of the significant accounting policies is as follows:

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company’s revenues are recognized upon satisfaction of the Company’s performance obligations, that is, delivery and transfer of title to the product to the Company’s customers as discussed below. Additionally, the Company has made an accounting policy election to account for shipping and handling activities as fulfillment costs. The Company’s revenue is derived from the sale of soda ash, which is the Company’s sole product.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. At contract inception, the Company assesses the goods promised in contracts with customers and identifies distinct performance obligations for each promise to transfer goods. To identify the performance obligations, the Company considers all goods promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. From its analysis, the Company determined that the sale of soda ash is currently its only performance obligation. Many of the Company’s customer volume commitments are short-term and the Company’s performance obligations for the sale of soda ash are generally limited to an individual purchase order.

•	When performance obligations are satisfied. Revenue is recognized at a point-in-time when control of goods transfers to the customer.

•

Transfer of Goods. The Company uses standard shipping terms across each customer agreement with very few exceptions. Control transfer occurs at the point at which the customer has the ability to direct the use of and obtain substantially all remaining benefits from the asset. The time at which delivery and transfer of title, and therefore control, occurs ranges from the point when the product leaves the Company’s facilities to agreed upon delivery points. Agreed upon delivery points at which control of the product transfers includes points where product reaches the port of loading, a vessel, or other agreed location, thereby rendering the Company’s performance obligation fulfilled.

•

Payment Terms. The Company’s payment terms vary by the type and location of the customers. The term between invoicing and when payment is due is not significant and consistent with typical terms in the industry.

•

Variable Consideration. The Company recognizes revenue as the amount of consideration that it expects to receive in exchange for transferring promised goods to customers. The Company does not adjust the transaction price for the effects of a significant financing component, as the time period between control transfer of goods and expected payment is one year or less. At the time of sale, the Company estimates provisions for different forms of variable consideration (discounts, rebates, and pricing adjustments) based on historical experience, current conditions and contractual obligations, as applicable. The estimated transaction price is typically not subject to significant reversals. The Company adjusts these estimates when the most likely amount of consideration it expects to receive changes.

•	Returns, Refunds and Warranties. In the normal course of business, the Company does not accept returns, nor does it typically provide customers with the right to a refund.

•

Freight. In accordance with FASB Accounting Standard Codification, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), the Company made a policy election to treat freight and related costs that occur after control of the related good transfers to the customer as fulfillment activities instead of separate performance obligations. Therefore, freight is recognized as part of the cost of products sold at the point in which control of soda ash has transferred to the customer.

Revenue Disaggregation. In accordance with ASC 606-10-50, the Company disaggregates revenue from contracts with customers into geographical regions. The Company determined that disaggregating revenue into these categories achieved the disclosure objectives to depict how nature, timing, amount and uncertainty of revenue and cash flows are affected by economic factors. Refer to Note 14, “Revenue” for revenue disaggregated into geographical regions.

Revenue Contract Balances. The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities).

•

Contract Assets.  At the point of transfer of control of product, the Company has an unconditional right to payment. In general, customers are billed and a receivable is recorded at the point in which transfer of control has taken place. These billed receivables are reported as “Accounts Receivable, net” on the Balance Sheets as of December 31, 2025 and December 31, 2024. There were no contract assets as of December 31, 2025 and December 31, 2024.

•

Contract Liabilities.  There may be situations where customers are required to prepay a portion of the transaction price. In such instances, a contract liability will be recorded. There were $19 contract liabilities and $100 as of December 31, 2025 and December 31, 2024, respectively.

Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs incurred by the Company are included in the cost of products sold.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of interest-bearing deposit accounts.

Accounts Receivable – The Company determines expected credit losses for recorded receivables based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

Inventory - Inventory is carried at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates the first-in, first-out basis for raw material and finished goods inventory and the weighted average cost method for stores inventory. Costs include raw materials, direct labor and manufacturing overhead. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

•	Raw material inventory includes material, chemicals and natural resources being used in the mining and refining process.

•	Finished goods inventory is the finished product soda ash.

•

Stores inventory includes parts, materials and operating supplies which are typically consumed in the production of soda ash and currently available for future use. Stores inventory is classified as current [which generally approximates expected consumption] if expected to be consumed within the next twelve months (or within the Company’s normal operating cycle, if longer); amounts not expected to be consumed within that period are classified as non-current.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Major additions and improvements that extend the useful lives of assets or increase capacity are capitalized. Maintenance and repairs that do not extend the useful life or improve an asset are expensed as incurred. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are generally as follows:

Useful Lives
Land improvements	10 - 30 years
Depletable land	15 - 60 years
Buildings and building improvements	10 - 30 years
Computer hardware	3 - 5 years
Machinery and equipment	5 - 20 years

Useful lives of new assets are determined at the time the assets are placed into service based on expected use, operating conditions, and historical experience, and are reviewed periodically.

The Company’s policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include events such as significant adverse changes to projected revenues, costs, or capital plans or changes to government regulations that may adversely impact our current or future operations. An impairment is determined to exist if the total projected future cash flows on an undiscounted basis are not recoverable or are less than the carrying amount of a long-lived asset group. We estimate future cash flows based on numerous assumptions, which are consistent or reasonable in relation to internal budgets and projections, and actual future cash flows may be significantly different than the estimates. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.

Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative contracts qualifying for hedge accounting are reported as a component of the underlying transactions. The Company may elect to apply hedge accounting to qualifying derivative instruments that are designated and documented as hedges in accordance with U.S. GAAP.

All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Amounts reclassified into earnings are presented in the same income statement line item as the earnings effect of the hedged item. Cash receipts and payments related to derivative settlements are classified in the statement of cash flows consistent with the nature of the hedged item

For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change. When the Company has natural gas physical forward contracts, they are accounted for under the normal purchases and normal sales scope exception. See Note 15, "Fair Value Measurements," for additional information.

Income Tax - The Company is treated as a pass-through entity for U.S. federal income tax purposes and therefore is not subject to federal or certain state income taxes. As a result, the Company’s members are responsible for income taxes based on their respective share of taxable income. Taxable income allocated to members may differ from income reported in these financial statements due to differences between the tax basis and financial reporting basis of the Company’s assets and liabilities and the allocation provisions of the Company’s membership agreement.

Asset Retirement Obligations and Reclamation Liabilities - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements. The Company accounts for asset retirement obligations in accordance with Accounting Standard Codification 410, Asset Retirement and Environmental Obligations.

The Company accounts for its reclamation and other legal retirement/restoration obligations associated with tangible long-lived assets as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. These estimates are inflated based on the assumed timing of the obligation payments and discounted using the Company’s credit adjusted risk-free rate at the time the obligation is initially recognized. The Company reviews the assumptions and estimates of these costs periodically or if it becomes aware of material changes to these obligations and records revisions to the liability when changes in estimated cash flows or timing are identified. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted each period through accretion expense, resulting in an increase in the recorded liability balance over time, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Accretion expense and depreciation/depletion of the capitalized asset retirement cost are included in cost of products sold.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

The Company measures certain financial instruments at fair value on a recurring basis. These recurring fair value measurements primarily relate to derivative financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal (or, in its absence, most advantageous) market in an orderly transaction between market participants on the measurement date. Fair value disclosures are reflected in a three-level hierarchy, maximizing the use of observable inputs and minimizing the use of unobservable inputs.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value measurements are categorized into one of the following three categories:

•	Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

•

Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•	Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative financial instruments and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. The Company’s derivative financial instruments are recorded at fair value with Level 2 inputs based on quoted market values for similar but not identical financial instruments. The fair value of the Company’s long-term debt is disclosed and is estimated using Level 2 inputs based on quoted market prices for similar instruments, when available, or discounted cash flow analyses using observable market interest rates.

Subsequent Events - The Company has evaluated all subsequent events through February 27, 2026, the date the financial statements were available to be issued. See Note 16, "Subsequent Events," for additional information.

Recently Issued Accounting Standards Not Yet Adopted

In November 2024, the FASB issued Accounting Standard Updates (“ASU”) 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), to require tabular disclosures disaggregating certain types of expense presented on the income statement within continuing operations, as well as disclosures about selling expenses. This standard is effective for annual reporting beginning after December 15, 2026 and interim reporting beginning after December 15, 2027. The Company is currently evaluating ASU 2024-03 and the impact to the Company’s financial statements.

3.	ACCOUNTS RECEIVABLE NET

Accounts receivable, net consisted of the following at December 31:

	2025	2024
Trade receivables, net	$ 95,624	$ 113,617
Other receivables	7,369	7,418
Total	$ 102,993	$ 121,035

4.	INVENTORY

Inventory consisted of the following at December 31:

	2025	2024
Raw materials	$ 13,226	$ 13,092
Finished goods	14,927	14,134
Stores inventory, current	16,015	15,995
Total	$ 44,168	$ 43,221

5.	PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following at December 31:

	2025	2024
Land and land improvements	$ 192	$ 192
Depletable land	4,031	4,031
Buildings and building improvements	174,245	171,070
Computer hardware	3,642	3,233
Machinery and equipment	666,977	761,811
Total	849,087	940,337
Less accumulated depreciation, depletion and amortization	(630,774)	(727,661)
Total net book value	218,313	212,676
Construction in progress	30,297	33,378
Property, plant, and equipment, net	$ 248,610	$ 246,054

Depreciation, depletion and amortization expense on property, plant, and equipment was $27,683, $28,132, and $29,811 for the years ended December 31, 2025, 2024 and 2023, respectively.

6.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following at December 31:

	2025	2024
Stores inventory, non-current	$ 29,335	$ 25,061
Internal-use software, net of accumulated amortization	5,074	5,446
Other	508	910
Total	$ 34,917	$ 31,417

During the years ended December 31, 2025, 2024 and 2023, in accordance with ASC 350-40, Internal Use Software, the Company capitalized $738, $1,633, and $22, respectively, of certain internal use software development costs. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and infrastructure development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These software development costs are amortized on a straight-line basis over the estimated useful life of five to ten years under depreciation and amortization expense which is included in the cost of products sold financial statement line item of the statements of operations and comprehensive income. During the years ended December 31, 2025, 2024 and 2023, the Company amortized internal use software development costs of $1,110, $1,004, and $873, respectively. At December 31, 2025 and 2024 internal-use software gross cost was $10,911 and $10,173, respectively and accumulated amortization was $5,837 and $4,727, respectively. Amortization for these current internal use software development costs in future years are expected to be $1,031 in 2026, $971 in 2027, $982 in 2028 and $886 in total thereafter.

7.	ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:

	2025	2024
Accrued capital expenditures	$ 5,978	$ 2,218
Accrued employee compensation & benefits	9,707	10,150
Accrued energy costs	5,845	5,267
Accrued royalty costs	1,913	2,242
Accrued other taxes	4,014	4,277
Accrued derivatives fair value	7,334	3,962
Received not invoiced accruals	3,614	3,636
Other accruals	6,071	4,960
Total	$ 44,476	$ 36,712

8.	DEBT

Long-term debt consisted of the following at December 31:

	2025	2024
Sisecam Wyoming Equipment Financing Arrangement Security Note Number 001 with maturity date of March 26, 2028, fixed interest rate of 2.479%	$ 11,804	$ 15,125
Sisecam Wyoming Equipment Financing Arrangement Security Note Number 002 with maturity date of December 17, 2026, fixed interest rate of 2.4207%	6,084	12,022
Sisecam Wyoming Credit Facility, secured principal expiring on October 28, 2026, variable interest rate as a weighted average rate of 6.26% at December 31, 2025	95,000	117,000
Total debt	112,888	144,147
Less current portion of long-term debt	104,494	9,259
Total long-term debt	$ 8,394	$ 134,888

Aggregate maturities required on long-term debt at December 31, 2025 are due in future years as follows:

2026	$ 104,515
2027	3,517
2028	4,893
Total	$ 112,925

The aggregate maturities above represent contractual principal repayments. Amounts recorded on the balance sheet are presented net of unamortized deferred financing costs of $37 at December 31, 2025.

Sisecam Wyoming Equipment Financing Arrangement

Master Loan and Security Agreement:

•

Sisecam Wyoming LLC entered into an equipment financing arrangement (“Sisecam Wyoming Equipment Financing Arrangement”) with Bank of America Leasing & Capital, LLC on March 26, 2020. This arrangement was structured through a master loan and security agreement alongside an equipment security note (“Note Number 001”), aimed at financing equipment for a natural gas-fired turbine co-generation facility. The agreement encompasses various equipment notes under a master framework, granting the lender a security interest in the equipment. The key terms of the initial secured note include an execution date of March 25, 2020, with an initial principal amount of $30,000 and a maturity date of March 26, 2028. Repayment is structured over 96 monthly installments starting on April 26, 2020, with the first 95 installments approximately $307 each, followed by a final installment of $4,307. Prepayment is permitted after one year, although additional charges apply depending on the prepayment date and the outstanding principal.

•

Subsequently, a second secured note (“Note Number 002”) was executed on December 17, 2021, with an initial principal amount of $29,000 and a maturity date of December 17, 2026. Repayment terms involve 60 monthly installments of approximately $514 each, beginning January 17, 2023. Prepayment terms are similar to Note Number 001, requiring the simultaneous payoff of both notes upon early repayment.

•

In terms of amendments and covenants, on October 28, 2021, certain covenants were revised to align with the Sisecam Wyoming Credit Facility, particularly concerning financial metrics and ratios. Furthermore, an amendment on December 17, 2021, stipulated that Note Number 001 must be paid off simultaneously if Note Number 002 is prepaid. The financing arrangement also involves a continuing security interest in the equipment and related collateral granted to the lender. As of December 31, 2025, the outstanding balance was $11,840, or $11,804 net of financing costs, with an effective interest rate of 2.718%. The company was in compliance with all applicable covenants as of that date. Events of default under this arrangement include customary triggers such as payment defaults, significant mergers or control changes, cross defaults on certain indebtedness, and insolvency proceedings, with remedies that may include acceleration of debt maturity and asset possession.

Sisecam Wyoming Credit Facility

On October 28, 2021, the Company entered into a new $225,000 senior secured revolving credit facility (the “Sisecam Wyoming Credit Facility”) with each of the lenders listed on the respective signature pages thereof and Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer. The Sisecam Wyoming Credit Facility matures on October 28, 2026, and is currently under renewal process which is expected to finalize by end of March 2026.

As of December 31, 2025, the Company had no letters of credit outstanding and $130,000 of remaining availability under the Sisecam Wyoming Credit Facility.

The Sisecam Wyoming Credit Facility provides, among other things:

•	a sublimit up to $40,000 for the issuance of standby letters of credit and a sublimit up to $20,000 for swingline loans;

•	an accordion feature that enables the Company to increase the revolving borrowings under the Sisecam Wyoming Credit Facility by up to an additional $250,000 (subject to certain conditions);

•

in addition to the aforementioned revolving borrowings, an ability to incur up to $225,000 of additional term loan facility indebtedness to finance the Company’s capacity expansion capital expenditures; (subject to certain conditions);

•

a pledge by the Company of substantially all of the Company’s assets (subject to certain exceptions), including: (i) all present and future shares of any subsidiaries of the Company (whether now existing or hereafter created) and (ii) all personal property of the Company (subject to certain conditions);

•

contains various covenants and restrictive provisions that limit (subject to certain exceptions) the Company’s ability to: (i) incur certain liens or permit them to exist; (ii) incur or guarantee additional indebtedness; (iii) make certain investments and acquisitions related to the Company's operations in Wyoming); (iv) merge or consolidate with another company; (v) transfer, sell or otherwise dispose of assets, (vi) make distributions; (vii) change the nature of the Company’s business; and (viii) enter into certain transactions with affiliates;

•

a requirement to maintain a quarterly consolidated leverage ratio of not more than 3.25:1:00; provided, however, subject to certain conditions, the Company shall have the ability to increase the maximum consolidated leverage ratio to 3.75:1.00 for a year while the Company is undertaking capacity expansion capital expenditures;

•	a requirement to maintain a quarterly consolidated interest coverage ratio of not less than 3.00:1.00; and

•

customary events of default including (i) failure to make payments required under the Sisecam Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios, (iii) the occurrence of a voluntary change of control, as a result of which the Company is directly or indirectly controlled by persons or entities not currently directly or indirectly controlling the Company, (iv) the institution of insolvency or similar proceedings against the Company, and (v) the occurrence of a cross default under any other material indebtedness the Company may have. Upon the occurrence of an event of default, in their discretion, the Sisecam Wyoming Credit Facility lenders may exercise certain remedies, including, among others, accelerating the maturity of any outstanding loans, accrued and unpaid interest and all other amounts owing and payable such that all amounts thereunder will become immediately due and payable, and if not timely paid upon such acceleration, to charge the Company a default rate of interest on all amounts outstanding under the Sisecam Wyoming Credit Facility. However, upon the occurrence of an involuntary change of control of the Company, and after the passage of time as specified in the Sisecam Wyoming Credit Facility, the Company’s debt thereunder would be accelerated.

In addition, loans under the Sisecam Wyoming Credit Facility (other than any swingline loans) will bear interest at the highest of (a) the federal funds rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate”, (c) Term Secured Overnight Financing Rate (“SOFR”) plus 1.10%, or (d) 1.00%.

The unused portion of the Sisecam Wyoming Credit Facility is subject to a per annum commitment fee and the applicable margin of the interest rate under the Sisecam Wyoming Credit Facility will be determined as follows:

Pricing Tier	Leverage Ratio	Incremental applicable interest margin	Commitment Fee
1	< 1.25:1.0	0.50%	0.23%
2	≥ 1.25:1.0 but < 1.75:1.0	0.75%	0.25%
3	≥ 1.75:1.0 but < 2.25:1.0	1.00%	0.28%
4	≥ 2.25:1.0 but < 3.00:1.0	1.25%	0.30%
5	≥ 3.00:1.0 but < 3.50:1.0	1.50%	0.33%
6	≥ 3.50:1.0	1.75%	0.35%

The Sisecam Wyoming Credit Facility requires the Company to maintain a quarterly consolidated leverage ratio of not more than 3.25:1:00; provided, however, subject to certain conditions, the Company shall have the ability to increase the maximum consolidated leverage ratio to 3.75:1.00 for a year while the Company is undertaking capacity expansion capital expenditures. The Sisecam Wyoming Credit Facility requires the consolidated interest coverage ratio as of the end of any fiscal quarter of the Company to be not less than 3.00:1.00.

The carrying value of the Sisecam Wyoming Credit Facility approximates the fair value as the rate is variable and its key terms are similar to indebtedness with similar amounts, durations and credit risks. The carrying amount of the Sisecam Wyoming Equipment Financing Arrangement was $17,888 and $27,147 at December 31, 2025 and 2024, respectively.  The fair value of the Sisecam Wyoming Equipment Financing Arrangement was $17,594 and $26,088 at December 31, 2025 and 2024, respectively.

Management is not aware of any current circumstances that have occurred and are likely to occur that would result in an event of default under the Sisecam Wyoming Credit Facility or Sisecam Wyoming Equipment Financing Arrangement at December 31, 2025 or in the next twelve months.

9.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following at December 31:

	2025	2024
Asset retirement obligations	$ 10,415	$ 9,396
Derivative instruments and hedges and other liabilities*	7,004	292
Accrued non-income tax related taxes	5,236	5,852
Total	$ 22,655	$ 15,540

*Includes non-current derivative liabilities of $1,421 and $238 at December 31, 2025 and 2024, respectively (see Note 15). The remaining balances relate to the non-current portion of lease liabilities of $5,583 and $55 at December 31, 2025 and 2024, respectively (see Note 12).

Details of the asset retirement obligations liability shown above are as follows:

Total
Asset retirement obligations liability at January 1, 2023	$ 8,434
Accretion expense	467
Asset retirement obligations liability at December 31, 2023	8,901
Accretion expense	495
Asset retirement obligations liability at December 31, 2024	9,396
Accretion expense	524
New cost layer	912
Reclamation adjustments	(417)
Asset retirement obligations liability at December 31, 2025	$ 10,415

At December 31, 2025 and 2024 the undiscounted asset retirement obligations were approximately $59,754 and $51,136, respectively.

The asset retirement obligations for the company relate to two primary areas: the refinery and tailing ponds and a rail yard. For the refinery and tailing ponds, the obligation was initially calculated in 1996 based on an 80-year mine life and estimated future restoration costs, using a discount rate of approximately 6%. The obligation for the rail yard involves restoring the land to its natural state after a 30-year lease, with the liability discounted at a 4% rate. In both cases, the liabilities are gradually increased over time due to accretion expense and changes in estimated cash flows timing of the restoration costs, with corresponding accretion expense recorded as part of the cost of products sold.

10.	EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by Sisecam Chemicals and is allocated its portions of the annual costs related thereto. The specific plans are as follows:

Retirement Plans - Benefits provided under the retirement plans for salaried employees and hourly employees (the “Retirement Plans”) are based upon years of service and average compensation for the highest 60 consecutive months of the employee’s last 120 months of service, as defined. The Retirement Plans cover substantially all full-time employees hired before May 1, 2001. Sisecam Chemicals’ Retirement Plans had a net liability balance of $6,573 and $1,292 at December 31, 2025 and December 31, 2024, respectively. Sisecam Chemicals’ current funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company’s allocated portion of the Retirement Plans’ net periodic pension cost (benefit) for the years ended December 31, 2025, 2024 and 2023 was $(2,667), $(2,165) and $478 respectively.

Savings Plan - The 401(k) retirement plan (the “401(k) Plan”) covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The 401(k) Plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. Participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. The Company’s contributions made to the 401(k) Plan for the years ended December 31, 2025, 2024, and 2023 were $4,092, $4,034 and $3,999, respectively.

Postretirement Benefits - Most of the Company’s employees hired before January 2, 2017 are eligible for postretirement benefits other than pensions if they reach age 58 while still employed with at least 10 years of service.

The postretirement benefits are accounted for by Sisecam Chemicals on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, is not funded, and Sisecam Chemicals has the right to modify or terminate the plan. The post-retirement plan had a net unfunded liability of $5,111 and $5,774 on December 31, 2025 and December 31, 2024, respectively.

The Company’s allocated portion of postretirement cost for the years ended December 31, 2025, 2024, and 2023, was $308, $395 and $437, respectively.

11.	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/INCOME

Accumulated other comprehensive (loss)/income as of December 31, 2025, 2024, and 2023 consisted of the following:

	Interest Rate Swap Contracts	Financial Gas Swap Contracts	Total
BALANCE at January 1, 2023	$ 1,145	$ 36,468	$ 37,613
Other comprehensive income before reclassification	112	(8,155)	(8,043)
Amounts reclassified from accumulated other comprehensive income/(loss)	(942)	(35,585)	(36,527)
Net current-period other comprehensive income/(loss)	(830)	(43,740)	(44,570)
BALANCE at December 31, 2023	$ 315	$ (7,272)	$ (6,957)
Other comprehensive income/(loss) before reclassification	47	(9,383)	(9,336)
Amounts reclassified from accumulated other comprehensive loss	(362)	12,661	12,299
Net current-period other comprehensive (loss)	(315)	3,278	2,963
BALANCE at December 31, 2024	$ —	$ (3,994)	$ (3,994)
Other comprehensive income/(loss) before reclassification	—	(11,791)	(11,791)
Amounts reclassified from accumulated other comprehensive (loss)/income	—	7,034	7,034
Net current-period other comprehensive loss)/income	—	(4,757)	(4,757)
BALANCE at December 31, 2025	$ —	$ (8,751)	$ (8,751)

The components of other comprehensive income/(loss), that have been reclassified out of accumulated other comprehensive income/loss consisted of the following:

	2025	2024	2023	Affected Line Items on the Statements of Operations and Comprehensive Income
Details about other comprehensive income/(loss) components:
Gains/(losses) on cash flow hedges:
Interest rate swap contracts	$ —	$ (362)	$ (942)	Interest expense
Financial gas swap contracts	7,034	12,661	(35,585)	Cost of products sold
Total reclassifications for the period	$ 7,034	$ 12,299	$ (36,527)

The Company estimates that approximately $7,000 of net losses (gains) included in AOCI will be reclassified into earnings within the next 12 months.

12.	COMMITMENTS AND CONTINGENCIES

Lease and License Commitments

Sisecam Wyoming is party to several mining leases and one license for its subsurface mining rights. Some of the leases are renewable at Sisecam Wyoming’s option upon expiration. Sisecam Wyoming pays royalties to the state of Wyoming, the U.S. Bureau of Land Management, Sweetwater Royalties LLC, a subsidiary of Sweetwater Trona OpCo LLC and the successor in interest to the license with the Rock Springs Royalty Company LLC, an affiliate of Occidental Petroleum Corporation (formerly an affiliate of Anadarko Petroleum Corporation), and other private parties which provide for royalties based upon production volume. The royalties are calculated based upon a percentage of the value of soda ash and related products sold at a certain stage in the mining process. These royalty payments may be subject to a minimum domestic production volume from the Green River Basin facility. Sisecam Wyoming is also obligated to pay annual rentals to its lessors and licensor regardless of actual sales. In addition, Sisecam Wyoming pays a production tax to Sweetwater County, and trona severance tax to the State of Wyoming that is calculated based on a formula that utilizes the volume of trona ore mined and the value of the soda ash produced. Sisecam Wyoming has a perpetual right to continue operating under these leases and license as long as it maintains continuous mining operations and intends to continue renewing the leases and license as has been historical practice.

The Company assists the majority of its domestic customers in arranging their freight services. Sisecam Chemicals enters into contracts with one railroad company for the majority of the domestic rail freight services that the Company receives and the related freight and logistics costs are allocated to the Company.  For the years ended December 31, 2025 and 2024, the Company shipped over 90% of its soda ash to customers initially via a single rail line owned and controlled by the railroad company. If Sisecam Chemicals does not ship at least 85% of its soda ash production on the railroad company’s rail line during a twelve-month period, it must pay the railroad company a shortfall payment under the terms of the Company’s transportation agreement.    During the years ended December 31, 2025 and 2024, Sisecam Chemicals incurred no shortfall payments and does not currently expect to make any such payments.  Sisecam Chemicals current agreement with the railroad company expires on December 31, 2028 upon which Sisecam Chemicals intends to seek renewal or enter into a new agreement.

As of December 31, 2025, the total minimum contractual rental commitments under the Company’s various operating leases for rail tracks, including renewal periods is approximately $1,200 with the amount due in any of the next five years being immaterial.  Sisecam Chemicals and the Company typically enter into operating lease contracts with various lessors for rail cars to transport product to customer locations and warehouses. To the extent railcar leases are executed by Sisecam Chemicals, the related costs are charged to the Company through intercompany arrangements, are included in cost of products sold, and do not give rise to lease liabilities on the Company’s balance sheet unless the Company is the accounting lessee. Rail car leases under these contractual commitments range for periods from one to ten years.

Amounts recorded on the Company’s balance sheet where the Company is the lessee related to the leases as of December 31 were as follows:

Sisecam Wyoming Leases	Balance Sheet Classifications	2025	2024
Assets
Operating lease right-of -use assets	Property, plant and equipment, net	$8,363	$95
Total lease assets		$8,363	$95

Liabilities
Current
Operating lease liabilities	Accrued Expense	$2,780	$38
Non-Current
Operating lease liabilities	Non-current operating lease liability	$5,583	$55
Total lease liabilities		$8,363	$93

The following table presents the weighted-average remaining lease term and discount rates as of December 31:

Weighted-average remaining lease terms (years)	2025	2024
Operating leases	3.0	4.0
Weighted-average discount rate
Operating leases	7.09%	7.82%

During 2025, right-of-use assets obtained in exchange for new operating lease liabilities that totaled $10,500 at the time of transfer from Sisecam Chemicals where the Company is the lessee.

Total rail car lease expense incurred by the Company and incurred by Sisecam Chemicals and allocated to the Company was approximately $16,229, $16,202 and $17,113 for the years ended December 31, 2025, 2024 and 2023, respectively. Sisecam Chemicals and the Company's undiscounted future minimum payments related to these rail car leases are $14,721 in 2026, $11,480 in 2027, $6,961 in 2028, $2,570 in 2029, and $566 thereafter.

Litigation contingency

The Company is a defendant in a lawsuit alleging unpaid overtime wages under the Fair Labor Standards Act. On November 7, 2025, the parties agreed in principle to settle the matter, subject to court approval, and a draft settlement agreement has been exchanged. Based on information available as of December 31, 2025, management, in consultation with counsel, concluded that a loss was probable and reasonably estimable. The Company recorded an accrual of $640 in Selling, general and administrative expense within the consolidated statements of operations. While the final settlement amount remains subject to court approval, management currently estimates that additional loss of up to $860 is reasonably possible. The Company expects resolution judicial confirmation of the $1,600 settlement amount (and payout maximum) in the next quarter and a final count of and settlements paid to qualified claim class participants by August 31, 2026.

Purchase Commitments – The Company uses financial gas natural swap contracts (derivative instruments) to mitigate volatility in the price of natural gas.  See Note 15 ‘Fair Value Measurements’ for additional information. As of December 31, 2025, these contracts' aggregate notional amount totaled approximately $38,870 and are used to economically hedge a portion of the Company’s natural gas requirements for the following year.  The Company has a separate contract through 2031 for the transportation of natural gas with an average minimum annual cost of approximately $1,646 per year.

Solar Turbines – The Company has long-term maintenance agreement for its solar turbines equipment, which requires fixed payments over the contract term to ensure continued operational reliability. This agreement supports the continued operation and reliability of the Company’s turbine assets and represents a normal course commitment necessary to maintain production capability. As of December 31, 2025, the future payments under this maintenance agreement total $6,792.

Legal and Environmental Matters- From time to time the Company is party to various claims and legal proceedings related to its business. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any such legal proceedings the Company may be involved in from time to time to have a material effect on its business, financial condition and results of operations. The Company cannot predict the nature of any future claims or proceedings, nor the ultimate size or outcome of any such claims and legal proceedings and whether any damages resulting from them will be covered by insurance.

Mine Permit Bonding Commitment – The Company’s operations are subject to oversight by the Land Quality Division of Wyoming Department of Environmental Quality (“WDEQ”). The Company’s principal mine permit issued by the Land Quality Division, requires the Company to provide financial assurances for its reclamation obligations for the estimated future cost to reclaim the area of its processing facility, surface pond complex and on-site sanitary landfill. The Company provides such assurances through a third-party surety bond (the “Surety Bond”). The Surety Bond amount was $45,955 and $45,955 on December 31, 2025 and 2024, respectively.

13.	AGREEMENTS AND TRANSACTIONS WITH AFFILIATES

Agreements and transactions with affiliates have a significant impact on the Company’s financial statements because prior to December 2024, the Company was a subsidiary and investee within two different global group structures. After December 2024, as a result of Sisecam USA buy out of Ciner Enterprises’ ownership of Sisecam Chemicals, the Company is no longer a part of Ciner Enterprises and its related global group structure. Agreements directly between the Company and other affiliates, or indirectly between affiliates that the Company does not control, can have a significant impact on recorded amounts or disclosures in the Company's financial statements, including any commitments and contingencies between the Company and affiliates, or potentially, third parties.

Related parties include Sisecam Chemicals Resources LLC and its subsidiaries and affiliates (including Sisecam Chemicals) (collectively, “Sisecam affiliates”).

Sales-affiliates are sales that aligned with the Company’s foreign market penetration and logistics cost strategies. Cost of goods sold-affiliates primarily consists of logistic services.

Selling, general and administrative expenses also include amounts charged to the Company by its affiliates principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. Sisecam Chemicals provides the Company with certain corporate, selling, marketing and general and administrative services, in return for which the Company has agreed to pay Sisecam Chemicals an annual management fee and reimburse Sisecam Chemicals for certain third-party costs incurred in connection with providing such services. In addition, under the limited liability company agreement governing the Company, it reimburses Sisecam Chemicals for employees who operate Sisecam Chemical’s assets and for support provided to the Company.

These transactions with affiliates do not necessarily represent arm's length transactions and may not represent all costs if the Company operated on a standalone basis.

The total selling, general and administrative costs charged to the Company by affiliates for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Sisecam Chemicals	$ 19,649	$ 20,387	$ 20,753
Other	—	—	—
Total selling, general and administrative expenses - affiliates	$ 19,649	$ 20,387	$ 20,753

As of December 31, 2025 and 2024, the Company had due from/to with affiliates as follows:

	2025		2024
	Accounts receivable - affiliates	Due to affiliates	Accounts receivable - affiliates	Due to affiliates
Sisecam Chemicals(1)	$ 68,301	$ 5,918	$ 61,055	$ 3,856
Other	5,428	—	—	1,175
Total	$ 73,729	$ 5,918	$ 61,055	$ 5,031

(1)Accounts receivable from Sisecam Chemicals is primarily related to the timing of funding for the pension and postretirement plans offered and administered by Sisecam Chemicals, as well as $2,500 due under certain intercompany arrangements related to rail and logistics services.

14.	REVENUE

The Company’s operations are similar in geography, nature of products, and type of customers. The Company earns substantially all of its revenue through the sale of soda ash mined at a single location.

The net sales by geographic area for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Domestic	$ 263,280	$ 265,285	$ 345,647
International	266,102	312,821	427,943
Total net sales	$ 529,382	$ 578,106	$ 773,590

The Company had no customer for the year ended December 31, 2025, that individually represented over 10% of net sales and one customer for the year ended December 31, 2024, that individually represented over 10% of net sales. Revenue from this customer was $72,164 for the year ended December 31,2024. The Company had two customers on December 31, 2025 whose outstanding balance individually represented over 10% of accounts receivable with a combined balance of $26,168 and two customers whose outstanding balance individually represented over 10% of accounts receivable with combined accounts receivable balance of $36,728 at December 31, 2024. The Company evaluates customer creditworthiness on an ongoing basis and monitors exposures; however, significant receivable concentrations could increase credit‑risk exposure if financial conditions of those customers were to deteriorate.

The global soda ash market is influenced by supply and pricing dynamics from major producing regions. In recent periods, increased production and export activity from China has placed downward pressure on global soda ash pricing, particularly affecting the Company’s export markets. These pricing pressures have also flowed through to domestic markets, as global oversupply conditions contributed to heightened competition, reduced contract pricing, and shifts in customer purchasing patterns. The Company continually evaluates market conditions, customer demand, and pricing structures to mitigate the impact of these external competitive forces.

15.	FAIR VALUE MEASUREMENTS

Financial instruments consist primarily of cash, accounts receivable, accounts payable, accrued expenses, derivative financial instruments and long-term debt. The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate their fair values because of the nature of such instruments. Derivative financial instruments are recorded at fair value on a recurring basis. The Company’s long-term debt is carried at amortized cost; however, the fair value of long-term debt is disclosed and is estimated using Level 2 inputs based on quoted market prices for similar instruments or other observable market data, when available.

The Company’s derivative instruments are classified within Level 2 of the fair value hierarchy. The fair value of derivative instruments is determined using valuation models that utilize observable market inputs, including forward commodity curves and discount rates.

There were no transfers between Level 1, Level 2, and Level 3 fair value measurements during the years ended December 31, 2025, 2024, and 2023.

Derivative Financial Instruments

The Company, from time to time, may enter into interest rate swap contracts designated as cash flow hedges to mitigate its exposure to potential interest rate increase. As of December 31, 2025, the Company did not have any outstanding interest rate swap contracts. As of December 31, 2023, the Company had one interest rate swap with a notional value of $12,500, which matured in 2024.

The Company periodically enters into financial gas swap contracts, designated as cash flow hedges, to mitigate volatility in the price of natural gas related to a portion of the natural gas that the Company consumes in its operations. These contracts generally have various maturities through 2027. These contracts had an aggregate notional value of $38,870 and $39,421 on December 31, 2025 and December 31, 2024, respectively.

The following table presents the fair value of derivative assets and liabilities and the respective balance sheet locations as of:

	Assets				Liabilities
	December 31, 2025		December 31, 2024		December 31, 2025		December 31, 2024
(in thousands)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedges:
Interest rate swap contracts - current	Other current assets	$—	Other current assets	$—	Accrued Expenses	$—	Accrued Expenses	$—
Financial gas swap contracts - current	Other current assets	—	Other current assets	123	Accrued Expenses	7,334	Accrued Expenses	3,962
Interest rate swap contracts - non-current	Other non-current assets	—	Other non-current assets	—	Other non-current liabilities	—	Other non-current liabilities	—
Financial gas swap contracts - non-current	Other non-current assets	4	Other Non-current assets	83	Other non-current liabilities	1,421	Other non-current liabilities	238
Total derivatives designated as hedging instruments		$4		$206		$8,755		$4,200

16.	SUBSEQUENT EVENTS

Subsequent to December 31, 2025, in February 2026, the Company’s board approved a proposed amendment to the Sisecam Wyoming Credit Facility Agreement, which is expected to be fully executed by all parties by March 31, 2026. The proposed amendment provides for (i) an extension of the maturity date to March 31, 2027, (ii) an $80 million repayment under the Credit Facility, which is expected to be funded on a pro-rata basis by the owners of Sisecam Wyoming through an additional equity contribution, and (iii) a reduction in borrowing capacity under the Credit Facility from $225 million to $70 million.

The above events have not been recorded in the Balance Sheet as of December 31, 2025.

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